


# ANNUAL AUDITED REPORT
## ＊ FORM X-17A-5 ⚝
## PART III

| SEC FILE NUMBER |
| --- |
| 8-36769 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2016_____ AND ENDING _____12/31/2016_____

MM/DD/YY                  MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Wellfleet Investments LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Cutter Mill Road, Suite 200

(No. And Street)

| Great Neck | NY | 11022-2142 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Zarin                   516-487-7450

(Area Code - Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

(Name - *if individual state last, first, middle name*)

| 97 Froehlich Farm Blvd. | Woodbury | NY | 11797 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

*CONFIDENTIAL TREATMENT REQUESTED*

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption.  See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ Michael S. Zarin _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Wellfleet Investments LLC _____ , as of

_____ December 31, 2016 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Wellfleet Investments LLC**

**Table of Contents**
**December 31, 2016**



RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

## CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA

Mark Raphael CPA

Floria Samii-Nikpour CPA

Allan B. Cohen CPA

Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:

Melvin Goldberg CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wellfleet Investments LLC

We have audited the accompanying statement of financial condition of Wellfleet Investments LLC (a New York corporation) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Wellfleet Investments LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Wellfleet Investments LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

*Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC*

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 15, 2017

\

**Wellfleet Investments LLC**
Statement of Financial Condition
As of December 31, 2016

ASSETS

Assets
    Cash and cash equivalents      $     79,810
    Accounts Receivable      34,114

       Total Assets      $    113,924


LIABILITIES AND MEMBER'S EQUITY

Liabilities
    Accrued Liabilities      $      2,705
    Total Current Liabilities      2,705

Member's Equity      111,219

    Total Liabilities and Member's Equity      $    113,924

See accompanying notes to financial statements.

2

## Note 1 - Summary of Significant Accounting Policies

### Organization and Nature of Business

Wellfleet Investments LLC is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA), the Company's primary regulator. Customer accounts are maintained by, and securities transactions are cleared, through another introducing broker/dealer on a fully disclosed basis, Pershing LLC, a Bank of New York Mellon Company. Michael S. Zarin, the President of the Company, is the sole member of the Company.

To the extent applicable, the Company is exposed to losses if customers do not satisfy their responsibilities for their trades. The Company seeks to control these risks by monitoring the activities of these customers. Open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2016, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

The financial statements include only the assets, liabilities, and activities directly related to the investment banking business known as Wellfleet Investments LLC. All other personal assets and liabilities of Michael S. Zarin, including personal income taxes arising from income of the business, are excluded from the financial statements.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers deposits that can be redeemed on demand
and investments that have original maturities of less than three
months when purchased, to be cash equivalents. As of December
31, 2016, the Company's cash and cash equivalents were deposited
in two financial institutions.

Revenue Recognition

Commission income and securities transactions are recorded on a
trade date basis. Revenue from the sale of investment company
shares includes 12b 1 fees and mutual fund commissions, which
are recognized as earned.

Income Taxes

Management has analyzed the tax positions taken and has
concluded that as of December 31, 2016, there are no uncertain
positions taken or expected to be taken that would require
recognition of a liability (or asset) or disclosure in the
financial statements.

The Company's federal, state and local tax returns are subject
to possible examination by the taxing authorities until
expiration of the related statutes of limitations on those tax
returns.  In general, the federal and state income tax returns
have a three year statute of limitations.  The Company would
recognize accrued interest and penalties associated with
uncertain tax positions, if any, as part of the income tax
provision.

Note 2 - Revenue

The Company's revenues consist of fees received for: investment
management and business advisory activities, acting as a finder
of capital, commissions on institutional and retail brokerage
accounts and mutual funds, and investment income.

## Note 3 - Pension Plan

The plan was terminated in 2016.

## Note 4 - Property and Equipment

The total cost of newly acquired assets generally is charged against current operations when permissible pursuant to an alternative method allowable under the Internal Revenue Code for charging depreciation of assets on the owner's income tax return. When that method is not utilized, property and equipment are stated at cost. In that case, depreciation is computed and charged against operations using the method that best reflects the asset's useful life. Any differences between depreciation for financial statement and income tax purposes are not material. Expenditures for maintenance and repairs are charged against operations.

## Note 5 - Net Capital Requirement

Pursuant to the Uniform Net Capital Rule, Rule 15c3-1, of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of not less than $5,000. The firm is also required to maintain (120%) of its minimum net capital requirement in accordance with SEC Rule 17a-11. At December 31, 2016, the Company had net capital of $77,105 and minimum net capital requirement of $5,000. The Company had excess net capital of $72,105; aggregate indebtedness was $2,705. The Company's net capital ratio was 0.351 to 1 of aggregate indebtedness to net capital.

## Note 6 - Company History

Wellfleet Investments LLC was established in 1986 as Michael S. Zarin d/b/a Wellfleet Capital Company, subsequently d/b/a Wellfleet Capital & Investment Management Company, prior to the change in 1998 to its present name and status. The Company was

approved in 1998 as a broker/dealer with a minimum net capital of $5,000, after having been a broker/dealer with a minimum net capital of $100,000, and, originally a broker/dealer with a minimum net capital of $5,000.

## Note 7 - Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation. Cash balances in brokerage accounts are insured by the Securities Investors Protection Corporation and by excess insurance. At certain times during the year, balances may exceed insured amounts. As of December 31, 2016, the Company had no uninsured cash balances.

## Note 8 - Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

## Note 9 - Commitments and Contingencies

The Company leases office space on a month-to-month basis. Terms of the lease require the company to pay a monthly rental of $2,122. Total office lease expenses for 2016 are $25,462.

## Note 10 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements.

ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash

equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

For assets and liabilities measured at fair value at the reporting date SFAS ASC 820 requires qualitative disclosures about the fair market value measurements of each class of assets at the reporting period.

## Note 11 - Recent Regulatory Developments

In July 2016, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2016, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2016, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules

and does not expect that the adoption to pose a significant issue.

Note 12 - Subsequent Events

These financial statements were approved by management and available for issuance on February 15, 2017. Subsequent events have been evaluated through that date.

# WELLFLEET INVESTMENTS LLC

(S.E.C. I.D.  No. 8-36769)
YEAR 2016

**PUBLIC**

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2016
AND REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM